

12010349

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Processing
Section

FEB 2 8 2012

Washington, DC



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SEC FILE NUMBER
8-49936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   01/01/11   AND ENDING   12/31/11
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

White Pacific Securities, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 500

(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Angle   415-901-0300

                                                                (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley Seland, P. A.

(Name - *if individual, state last, first, middle name*)

999 Douglas Road, Suite 3325, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Robert T. Angle _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ White Pacific Securities, Inc. _____, as of _____ December _____ 31, _____ 2011 _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Public Notary

DIANA VAN T VUONG
COMM. #1839635
NOTARY PUBLIC ● CALIFORNIA
SAN FRANCISCO COUNTY
Comm. Exp. MARCH 7, 2013

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE PACIFIC SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011, AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

WHITE PACIFIC SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2011

TABLE OF CONTENTS

LASHLEY SELAND, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Board of Directors and Shareholder
White Pacific Securities, Inc.

We have audited the accompanying statement of financial condition of White Pacific Securities, Inc., a wholly-owned subsidiary of Mandarin Holding Group, Inc., as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act o 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Pacific Securities, Inc., a wholly-owned subsidiary of Mandarin Holding Group, Inc., as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information (required by Rule 17a-5 under the Securities and Exchange Act of 1934) contained in the schedules presented on pages 12 - 14 is presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley Seland P.A.

Altamonte Springs, Florida
February 16, 2012

---

999 DOUGLAS AVENUE ▶ SUITE 3325 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & Registered with PCAOB

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 163,055
Clearing deposits with clearing brokers	100,000
Receivables from broker-dealers	101,701
Other receivables	7,289
Prepaid expenses and other assets	15,879
Property and equipment, net of depreciation	15,808
Deposits	21,103
TOTAL ASSETS	**$ 424,835**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable	$ 168,525
OSJ deposits payable	10,000
Commissions payable	70,485
TOTAL LIABILITIES	249,010

SHAREHOLDERS' EQUITY

Common stock , no par value, 1,000,000 shares authorized, 81,500 shares issued and outstanding	3,227,034
Retained (deficit)earnings	(3,051,209)
TOTAL SHAREHOLDERS' EQUITY	175,825
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 424,835

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES	
Commissions and fees	$ 2,814,472
Interest income	281,428
Other	79,312
Total revenues	3,175,212
EXPENSES	
Commissions	1,765,514
Salaries and wages	780,517
Execution and brokerage costs	114,494
Other expenses	125,937
Clearing, execution and other brokerage costs	317,338
Occupancy costs	84,303
Professional fees	100,123
Telephone and communications	54,873
Licenses and registration	38,983
Depreciation	10,338
Advertising and marketing	21,912
Total costs and expenses	3,414,332
NET INCOME(LOSS)	**$ (239,120)**

The accompanying notes are an integral part of these financial statements

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Shares	Amount	Retained Earnings	Total
Balance, January 1, 2010	81,500	$3,067,034	$(2,812,089)	$254,945
Additional capital		160,000		160,000
Net loss	-	-	(239,120)	(239,120)
Balance, December 31, 2010	81,500	$3,227,034	$ (3,051,209)	$175,825

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (loss)	$ (239,120)
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation and amortization	10,338
Increase or decrease in assets and liabilities:	
Due from clearing brokers	61,390
Other receivables	5,872
Prepaid expenses	(12,467)
OSJ deposit	(5,000)
Accounts payable and accrued expenses	(1,151,196)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(1,330,183)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(1,285)
NET CASH USED IN INVESTING ACTIVITIES	(1,285)
CASH FLOWS FROM FINANCING ACTIVITIES	
Purchase of common stock	-0-
Capital contribution	160,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	160,000
NET (DECREASE) INCREASE IN CASH	(1,171,468)
CASH AT BEGINNING OF PERIOD	1,334,523
CASH AT END OF PERIOD	$ 163,055

Supplemental disclosure of cash flow information:
The Company paid interest costs of $-0- during the year ended December 31, 2011.

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION

White Pacific Securities, Inc. (the "Company") is a Nevada corporation formed as Star Traders, Inc. in 1996 and registered as a broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since 1998. The Company markets and sells its services through employees and independent contractor brokers (licensed in most states) and Offices of Supervisory Jurisdiction located in California, Texas and Washington. The Company is wholly owned by Mandarin Holding Group, Inc. ("Mandarin").

The Company is an introducing broker-dealer and clears its transactions through RBC Dain Rauscher, Inc. Clearing Corp. ("RBC"), and two secondary or sub-clearing (sometimes referred to as "a piggyback clearing" arrangement) with 1st Discount Brokerage, Inc. and WH Hambrecht + Co. who in turn, have fully disclosed introducing clearing agreements with Penson Financial Services, Inc. ("Penson"). The above companies are collectively known as the "Clearing Brokers". The Company claims exemption from the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Deposit with clearing brokers - Cash deposited with clearing brokers consists of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $100,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Receivables from clearing brokers - Receivables from clearing brokers represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections and the Company then records direct write-offs.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets that range from five to seven years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions and commissions – The Company derives commissions and other revenue primarily from its clearing brokers for trading activity of its customers. The Company records security transactions and commissions due thereon on a trade date basis. Interest revenue recorded by the Company consists principally of its participation in the interest earned by its clearing brokers on customer margin loan, money market and credit (including short sales) balances through contractual agreements with its clearing brokers.

Advertising costs – The Company expenses advertising costs when incurred. During the year ended December 31, 2011, the Company incurred advertising and promotion expense of approximately $21,912.

Income taxes - The Company accounts for income taxes according to FASB ASC 740-10-50 (formerly SFAS No. 109) and FIN 48, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company generally recognizes a 100% valuation allowance on any deferred tax assets because it is more likely than not the Company will not be able to use such deferred tax assets in the future.

Fair value of financial instruments - Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLES FROM CLEARING BROKERS

As of December 31, 2011, receivables Clearing Brokers were as follows:

Penson	$ 59,873
WR Hambrecht	17,279
RBC	24,549
	$ 101,701

4. PROPERTY AND EQUIPMENT

As of December 31, 2011, property and equipment are as follows:

Computer equipment	$	4,725
Office equipment		37,415
Furniture		41,999
Leasehold improvements		12,141
		96,280
Less accumulated depreciation		(80,472)
Property and equipment, net	$	15,808

Depreciation expense for the year ended December 31, 2011 was $10,338.

5. INCOME TAXES

As of December 31, 2011, the Company has remaining federal net operating loss carry forwards totaling approximately $3,000,000 expiring in various years through 2031. Certain provisions of the Internal Revenue Code limit the ability of the Company to use the net operating loss carry forwards arising before certain ownership changes. As explained in Note 2, the Company reduced its deferred tax asset to zero at December 31, 2011 with a 100% valuation allowance.

The Company pays various minimum state taxes in states where it operates. Those estimated taxes are recorded in other expenses on the Company's statement of operations.

6. RETIREMENT PLAN

Effective January 1, 2000, the Company established a defined contribution plan with a 401(k) deferral arrangement. In addition to elective deferrals by eligible participants, the Company may match such deferrals and make discretionary contributions to the plan.

During the year ended December 31, 2011, the Company made a matching contribution of $3,489. During the same year the Company made no discretionary contributions to the plan.

7. MARKET AND CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions or failure of the other party to perform. Additionally, under the terms of agreements with clearing brokers, the clearing brokers can charge the Company for losses that result from a counter party's failure to fulfill its obligations. The policy of the Company is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer and OSJ with which it conducts business.

Under terms of the agreements with clearing brokers, the Company may be obligated to assume any exposure related to nonperformance by its customers. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices.

During the year ended December 31, 2011, the Company maintained deposit balances at commercial banks and a registered investment company in excess of federal deposit insurance and security investor protection limits. At December 31, 2011, the Company had $-0- deposited in a bank not covered by federal deposit insurance; however, management of the Company does not believe the funds are at risk.

8. COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

The Company has sustained several consecutive years of net operating losses. Management through its parent company, Mandarin Holding Company, intends to fund the net capital requirement for the Company.

8. COMMITMENTS AND CONTINGENCIES (continued)

On June 22, 2007, the Company entered into a new lease for office space of approximately 4,515 square feet with a commencement date on the lease of September 1, 2007. The term of the lease is 120 months with rent commencing at $13,545 per month and escalating each year at predetermined rates, plus the Company will be responsible for its portion of building operating expenses as determined by the landlord. Future minimum lease payments under noncancelable operating leases for office space are as follows:

2012	$	188,125
2013		204,680
2014		209,195
2015		213,710
2016		218,225
thereafter		73,475
	$	1,107,410

The Company has contracted with 1DB to clear certain trading activity on a fully disclosed basis through 1DB's clearing broker. The contract is on an annual basis and is subject to a termination fee if it terminates the contract prior to the end of one year or fails to provide a ninety (90) day notice of termination.

The Company, in the ordinary course of business, is named a defendant in matters from its activities as a broker-dealer. The Company accrues its estimate of the costs to settle or defend these matters and, in the opinion of management the resolutions of these matters will not have a material adverse effect on the financial condition of the Company.

9. NET CAPITAL REQUIREMENT

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($249,010 at December 31, 2011) or $50,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2011, the net capital, as computed, was $92,879. Consequently, the Company had excess net capital of $42,879. At December 31, 2011, the percentage of aggregate indebtedness to net capital was approximately 268.1% versus an allowable percentage of 1500%.

See page 12 attached to these footnotes for a reconciliation of audit adjustments, if any, affecting net capital between the unaudited FOCUS report for December 31, 2011 and the audited financial statement filed herewith.

WHITE PACIFIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

10. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 16, 2012, the date the financial statements were available to be issued.

WHITE PACIFIC, SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2011

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 175,825
Deductions of non-allowable assets:	
Petty cash	1,000
Receivables	29,156
Deposits	21,104
Furniture and fixtures, net	15,808
Prepaid expenses and other	15,878
	82,946
Net capital before haircuts and securities positions	92,879
Haircuts:	
	-0-
Net capital	92,879
Minimum capital requirements:	
6 2/3% of total indebtedness($16,601)	
Minimum dollar net-capital requirement	
For this broker-dealer ($50,000)	
Net capital requirement	50,000
Net capital in excess of required minimum	$ 42,879
Net Capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement	$ 32,879
Reconciliation:	
Net capital, per pages 3-4 of the December 31, 2011 unaudited Focus Report as filed	$ 92,879
Rounding	-
Net capital, per December 31, 2011 audited report, as filed	$ 92,879

WHITE PACIFIC SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2011

Total Aggregate Indebtedness

Accounts payable	$	168,525
Accrued expenses		10,000
Commissions payable		70,485
Other		-
Aggregate indebtedness		249,010
Other		-
Total liabilities on Statement of Financial Condition	$	249,010
Percentage of aggregate indebtedness to net capital		268.10%

WHITE PACIFIC SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2011

White Pacific Securities, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. White Pacific Securities, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LASHLEY SELAND, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Shareholder
White Pacific Securities, Inc.

In planning and performing our audit of the financial statements of White Pacific Securities, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

999 DOUGLAS AVENUE ▶ SUITE 3325 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & Registered with PCAOB

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lashley Soland P.A.

Altamonte Springs, Florida
February 16, 2012

LASHLEY SELAND, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder
White Pacific Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period January 1, 2011 to December 31, 2011, which were agreed to by White Pacific Securities, Inc. and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating White Pacific Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. White Pacific Securities, Inc.'s management is responsible for White Pacific Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with cash disbursement entries recorded in the general ledger and bank account reconciliations for the year ended December 31, 2011, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported on SIPC-7 for the period ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lashley Seland P.A.

Altamonte Springs, Florida
February 16, 2012

17

999 DOUGLAS AVENUE ▶ SUITE 3325 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & Registered with PCAOB

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2155
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20 ____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049935   FINRA   DEC
WHITE PACIFIC SECURITIES INC   11*11
100 PINE ST STE 500
SAN FRANCISCO CA 94111-5103

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __5,162,40__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__2,923.73__)

      __7/26/11__
      /Date Paid

   C. Less prior overpayment applied   (____0____)

   D. Assessment balance due or (overpayment)   __2,238,67__

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   ____0____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __2,238,67__

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __2,238,67__

   H. Overpayment carried forward $(____0____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

White Pacific Securities Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __21__ day of __February__, 20__12__.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning ___Vol___ , 20 11
and ending ___12/31___ , 20 11

Eliminate cents

$ ___3,159,3 B___

Item No.
.. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

___477,384___

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

___518,466___

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $___98.505___

Enter the greater of line (i) or (ii)   ___98,505___

Total deductions   ___1,094,354___

2d. SIPC Net Operating Revenues $___2,064,959___ =

2e. General Assessment @ .0025 $___5,162.40___

(to page 1, line 2.A.)

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